

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4561

January 13, 2010

Douglas A. Sabella
President and Chief Executive Officer
Veraz Networks, Inc.
926 Rock Avenue, Suite 20
San Jose, CA 95131

> **Re:** **Veraz Networks, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 22, 2009**
> **File No. 333-163908**

Dear Mr. Sabella:

We have limited our review of your filing to the issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the staff of the Division of Corporation Finance currently has an open review relating to the company's Form 10-K for the fiscal year ended December 31, 2008, and related filings. We note further that your registration statement incorporates by reference your Form 10-K. Please be advised that we will not be in a position to accelerate effectiveness of your registration statement until all comments relating to the staff's open review of your periodic filings are resolved.

2.   We refer to the February 18, 2009 order of the Commission granting an extension
        of a previous grant of confidential treatment for information excluded from
        Exhibit 10.35 to your Form S-1 filed on October 20, 2006, as amended. Please
        advise whether Exhibit 10.35 remains material to the company. If so, please file a
        complete, unredacted version of the agreement with your next Form 10-K.
        Alternatively, if you believe that continued confidential treatment is appropriate,
        we would consider an application to extend the period of the grant. See Staff
        Legal Bulletin No.1A.

Selling Stockholders, page 21

3.   You indicate that Ashmore Investment Management Limited, as investment
        manager, maintains voting and/or investment power with respect to the shares of
        your common stock being offered for resale by the entities affiliated with ECI
        Telecom Ltd. Please also identify the individual or individuals who have or share
        voting and/or investment power with respect to the shares held by these entities.
        In addition, please identify each individual who shares with Mr. Levensohn the
        voting and/or investment power with respect to the shares held by the entities
        affiliated with Star Bay Partners. See Question 140.02 of our Compliance and
        Disclosure Interpretations on Regulation S-K and Exchange Act Rule 13d-3.

                                        ***

        As appropriate, please amend your registration statement in response to these
comments. Your responsive amendment should also include a marked copy of the
amended filing that conforms with the provisions of Rule 310 of Regulation S-T.
Marked copies such as those in HTML format that show changes within paragraphs help
us to expedite our review. Please furnish a cover letter with your amendment that keys
your responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

Mr. Douglas A. Sabella
Veraz Networks, Inc.
January 13, 2010
Page 3

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you need assistance thereafter.

Sincerely,

David L. Orlic
Attorney-Advisor

cc: Via Facsimile (650) 745-7391
        James F. Fulton, Jr., Esq.
        Cooley Godward Kronish LLP